EXHIBIT 2.1

BILL OF SALE

Whitewing Labs, Inc. (“Seller”), of 15455 San Fernando Mission Blvd., Suite 105, Mission Hills, CA 91345, does hereby sell, assign and transfer to Nadin Company (“buyer”), of 1820 dana street, Box 5460, Glendale, CA 91221, the property described in the attached Exhibit A for the amount of $265,000.

seller warrants that the property is being transferred to Buyer free and clear of any liens and encumbrances.

The above property is sold on an “as is” basis. The Seller makes no warranties, express or implied (except as specifically stated above).

This transfer is effective as of December 10, 2001.

The property is now located at 15455 San Fernando Mission Blvd., Suite 105, Mission Hills, CA 91345, and all of such property is in the possession of Seller.

Whitewing Labs, Inc.

By:	/s/ ANDREW LIBBY

Andrew Libby, CEO By unanimous vote of the Board of Directors

Nadin Company

By:	/s/ [Signature Illegible]